UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

MDJM LTD

(Name of Issuer)

Ordinary Shares, $0.001 Par Value

(Title of Class of Securities)

G59290109

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G59290109

1.	Names of Reporting Persons MDJH Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 10,200,000
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 10,200,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,200,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 65.3% (1)
12.	Type of Reporting Person CO

(1)	Percentage is calculated based on 15,620,080 ordinary shares outstanding as of September 30, 2024.

CUSIP No. G59290109

1.	Names of Reporting Persons Siping Xu
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 138,205
	6.	Shared Voting Power 10,200,000
	7.	Sole Dispositive Power 138,205
	8.	Shared Dispositive Power 10,200,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,338,205
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 66.2% (1)
12.	Type of Reporting Person IN

(1)	Percentage is calculated based on 15,620,080 ordinary shares outstanding as of September 30, 2024. Siping Xu is the 100% owner of MDJH Ltd., which holds 10,200,000 ordinary shares of MDJM LTD.

CUSIP No. G59290109

ITEM 1.

(a) Name of Issuer:

MDJM LTD (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices:

Fernie Castle, Letham

Cupar, Fife, KY15 7RU

United Kingdom

ITEM 2.

(a) Name of Person Filing:

MDJH Ltd.

Siping Xu

(b) Address of Principal Business Office, or if None, Residence:

MDJH Ltd.

Fernie Castle, Letham

Cupar, Fife, KY15 7RU

United Kingdom

Siping Xu

Fernie Castle, Letham

Cupar, Fife, KY15 7RU

United Kingdom

(c) Citizenship:

MDJH Ltd.: British Virgin Islands

Siping Xu: People’s Republic of China

(d) Title of Class of Securities:

Ordinary Shares, par value US$0.001 per share

(e) CUSIP Number:

G59290109

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

ITEM 4. OWNERSHIP.

The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 12, 2024

MDJH Ltd.

/s/ Siping Xu
Name: Siping Xu
Title: Sole Director

/s/ Siping Xu
Name: Siping Xu

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

EXHIBIT INDEX

Exhibit

Exhibit A: Agreement of Joint Filing*

* Previously filed